UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

Corporate Business of the New Trust Bank

Tokyo, December 17, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi) and UFJ Bank Limited (UFJ Bank; President: Takamune Okihara) have been proceeding with planning for the management integration scheduled for October 2005 (subject to approval by shareholders and relevant authorities) and have agreed to conduct the new trust bank’s corporate business following the management integration based on the following policy framework:

1.	Strategic goal of the new trust bank’s corporate business

²	The new trust bank will aim to enhance its customer satisfaction and increase the new group’s revenue by providing customers with the new group’s solid business base and sophisticated trust business capabilities.

2.	Strengthening the trust business functions on a consolidated basis (real estate, stock transfer agency services, pension business, etc.)

²	Actively devote management resources to trust business areas that the new group aims to strengthen in order to enhance the quality of the products and services that the new trust bank will provide to customers.

²	Promote intra-group personnel exchanges between the new trust bank and the new commercial bank and actively utilize the new group’s comprehensive strength in order to accurately respond to diverse and sophisticated needs of customers.

²	The new trust bank will promptly consider and implement various specific measures to promote intra-group personnel exchanges between the new trust bank and the new commercial bank, which include measures to improve the business skills of our personnel and to enhance the overall trust business capabilities of the new group.

3.	Streamlining of corporate business outlets (lending business, etc.) of the new trust bank

²	The new trust bank will streamline its corporate business functions and operate through its four core corporate business outlets (lending business, etc.) in Tokyo, Nagoya, Osaka and Kyushu (Fukuoka).

²	With respect to the handling of corporate loan transactions handled by the outlets other than the above four outlets of MTB and UFJ Trust Bank after the streamlining of corporate outlets, we will come up with a group-wide solution that responds to customers convenience and needs, such as transferring customer’s account to a nearby outlet of the new commercial bank.

²	We will also discuss the business operation of the new trust bank’s outlets other than the four core outlets, taking into consideration the needs of our customers.

²	We aim to complete the integration and streamlining of the new trust bank’s corporate business outlets by the end of fiscal year 2005.

(Reference)

[Corporate Business Outlets of MTB and UFJ Trust Bank] (As of September 30, 2004)

MTB	UFJ Trust Bank
<4 Core Outlets>	<4 Core Outlets>

Head Office, Nagoya, Osaka, Kyushu	Head Office (includes Tokyo Business Department No.3), Nagoya, Osaka, Fukuoka

<Other Outlets>	<Other Outlets>

Kanagawa, Sapporo, Sendai, Nagano, Shizuoka, Kyoto, Hiroshima, Takamatsu	Sapporo, Sendai, Takasaki, Utsunomiya, Mito, Omiya, Yokohama, Hiratsuka, Gifu, Shizuoka, Tsu, Kyoto, Nara, Wakayama, Kobe, Himeji, Hiroshima, Tokushima, Kochi, Miyazaki, Kagoshima

Contacts:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	Tel: (03)-3240-8136
UFJ Holdings, Inc.	Public Relations Department	Tel: (03)-3212-5460
The Mitsubishi Trust and Banking Corporation	Public Relations Section	Tel: (03)-6214-6044
UFJ Trust Bank Limited	Public Relations Office	Tel: (03)-3218-0775
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	Tel: (03)-3240-2950
UFJ Bank Limited	Corporate Communications Department	Tel: (03)-3212-5460

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.